Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
Description of Capital Stock
The following description of the capital stock of Meta Financial Group, Inc. (the “Company”) is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s amended and restated certificate of incorporation, as amended (the “Charter”), and the Company’s amended and restated by-laws, as amended (the “By-Laws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit 4.1 is a part.
Authorized Capital Stock
The Company’s authorized capital stock consists of 90,000,000 shares of common stock, par value $.01 per share, 3,000,000 shares of nonvoting common stock, par value $.01 per share, and 3,000,000 shares of preferred stock, par value $.01 per share.
Common Stock
Dividends
The Company’s board of directors (the “Board”), or an authorized committee thereof, has the power to declare dividends from time to time as permitted by applicable law. Subject to limitations under the laws of the State of Delaware and preferences that may apply to outstanding shares of Company preferred stock, if any, holders of Company common stock are entitled to receive ratably dividends declared by the Board out of funds legally available therefor. The ability to pay dividends depends on the amount of dividends paid to the Company by MetaBank, a wholly-owned subsidiary of the Company. As further described in Part I, Item 1 “Business-Regulation and Supervision-Bank Regulation and Supervision-Limitations on Dividends and Other Capital Distributions” of the Form 10-K of which this Exhibit 4.1 is a part, the Company’s payment of dividends, and MetaBank’s payment of dividends to the Company, are subject to government regulation, in that regulatory authorities may invoke their authority to prohibit banks and their holding companies from paying dividends for a number of reasons, including, for example, a determination that such payments would constitute an unsafe or unsound banking practice or a determination that such payments would reduce the amount of either entity’s capital below that necessary to meet minimum applicable regulatory capital requirements.
Voting
Except with respect to the nonvoting common stock, each holder of Company common stock is entitled to one vote for each share held on all matters voted upon by the Company’s stockholders, subject to the restrictions on acquisitions of stock and related takeover defensive provisions set forth in the Company’s Charter and By-Laws summarized below.
Board of Directors
The Charter provides that the Board is divided into three classes of directors as nearly equal in number as possible, with each class being elected to a staggered three-year term. The division of the Board into three classes with staggered terms may delay or prevent a change of the Company’s management or a change in control of the Company. Prior to the expiration of the applicable three-year term, directors may be removed by Company stockholders only for cause and with the affirmative vote of 75% of the shares of stock eligible to vote on such removal, and the Board may appoint new directors to fill vacancies or newly created directorships. These provisions may deter a stockholder from removing incumbent directors and from simultaneously gaining control of the Board by filling the resulting vacancies with its own nominees. Consequently, the existence of these provisions may have the effect of deterring hostile takeovers. Holders of shares of Company common stock do not have the right to cumulate their votes in the election of directors.
Liquidation or Dissolution
In the event of the liquidation or dissolution of the Company, the holders of Company common stock are entitled to receive, after payment or provision for payment of all of the Company’s debts and liabilities (including all deposits held by MetaBank and accrued interest thereon) and after the distribution to certain eligible account holders who continue their deposit accounts at MetaBank, all assets of the Company available for distribution, in cash or in kind. If the Company issues preferred stock, the holders thereof may have a priority interest over the holders of Company common stock in the event of liquidation or dissolution.

Preemptive Rights; Redemption
Holders of Company common stock are not entitled to preemptive rights with respect to any shares of Company common stock that may be issued. Company common stock is not subject to call for redemption, and each outstanding share of Company common stock is fully paid and nonassessable.
Preferred Stock
The Charter authorizes the Board, subject to applicable law, to issue shares of preferred stock from time to time in one or more series and to determine the terms and rights thereof without further action by Company stockholders. In the event of a proposed merger, tender offer or other attempt to gain control of the Company that the Board does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. No shares of preferred stock were outstanding as of the date of the filing of the Form 10-K of which this Exhibit 4.1 is a part.
Certain Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions
The following discussion is a general summary of certain material provisions in the Charter and the By-Laws and certain provisions of the Delaware General Corporation Law (the “DGCL”), which provisions, together with certain of the provisions summarized elsewhere in this Exhibit 4.1, may be deemed to have “anti-takeover” effects and could potentially discourage or even prevent a bid for the Company, which might otherwise result in stockholders receiving a premium for their stock.
The Charter:

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provides that the size of the Board may be increased or decreased only by a majority vote of the Board, and any vacancy occurring on the Board, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The By-Laws impose certain advance notice and information requirements in connection with the nomination by stockholders of candidates for election to the Board or the proposal by stockholders of business to be acted upon at an annual meeting of stockholders.

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establishes that any action required or permitted to be taken by the Company’s stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by such stockholders. The Charter further provides that a special meeting of the Company’s stockholders may be called only pursuant to a resolution adopted by a majority of the Board.

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provides that any holder of shares of Company common stock that beneficially owns in excess of 10% of the then-outstanding shares of Company common stock (the “Limit”) is permitted to cast a number of votes equal to (1) the total number of votes such person would be entitled to cast with respect to all Meta shares owned by such person, multiplied by (2) a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit.

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requires that amendments to the Charter be approved by a majority vote of the Board and also by a majority of the outstanding shares of voting common stock; except that approval by at least 75% of the outstanding shares of voting common stock is generally required to approve amendments to certain provisions included in the Charter (including provisions relating to number, classification, election and removal of directors; amendment of bylaws; calling special stockholder meetings; offers to acquire, and acquisitions of, control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the Charter).

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provides that purchases by the Company of any of the Company’s equity securities traded on a public exchange or system from a 5% or more stockholder must be approved by at least 75% of the total number of outstanding shares of voting common stock (excluding any shares held by the proposed selling stockholder), unless such purchase is made (1) in connection with a tender or exchange offer applicable to all holders of the same securities, (2) under an open market purchase program approved by a majority of the disinterested directors of the Company, or (3) at no more than the market price and with the approval of a majority of the Company’s disinterested directors.

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requires that certain business combinations (as defined in the Charter) between the Company (or any majority-owned subsidiary thereof) and a 10% or more stockholder either (1) be approved by at least 75% of the total number of outstanding shares of voting common stock, voting as a single class, (2) be approved by a majority of the Company’s disinterested directors or (3) involve consideration per share of stock generally equal to that paid by such 10% stockholder when it acquired its block of stock.

In addition to the provisions contained in the Charter and the By-Laws, the Company has not opted out of the requirements of Section 203 of the DGCL, which provides that the Company is prohibited from engaging in a business combination with a person or group of affiliates owning at least fifteen percent of the voting power of the Company (an “interested stockholder”) for a period of three years after such interested stockholder became an interested stockholder unless (a) before the stockholder became an interested stockholder, the Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (c) at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the Board and authorized by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder at an annual or special meeting of the Company’s stockholders.